UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 4, 2010

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

The Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. in its meeting on 3th February 2010, has resolved to convene an Annual General Meeting of shareholders, which will be held in Bilbao, in the Palacio Euskalduna, on 4
Abandoibarra Street, on 11th March 2010 at 12 hours at first summons, and in the same place at the same time on 12th March 2010 at second summons according to the following

AGENDA

ONE.- Examination and approval, where forthcoming, of the annual accounts and management report for Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated financial group.  Application of earnings; dividend payout. Approval of corporate management. All these refer to the year ending 31st December 2009.

TWO.- Adoption, where forthcoming, of the following resolutions on the ratification and re-election of Board members:

2.1. Re-election of Mr Francisco González Rodríguez
2.2. Ratification and re-election of Mr Ángel Cano Fernández
2.3. Re-election of Mr Ramón Bustamante y de la Mora
2.4. Re-election of Mr Ignacio Ferrero Jordi

Pursuant to paragraph 2 of article 34 of the Company bylaws, determination of the number of directors at whatever number there are at this moment, in compliance with the resolutions adopted under this agenda item, which will be reported to the AGM for all due effects.

THREE.- Authorisation for the Company to acquire treasury stock directly or through Group companies, pursuant to article 75 of the Companies Act
(consolidated text), establishing the limits and requirements for these acquisitions, with express powers to reduce the Company’s share capital to redeem treasury stock. Due authority is conferred on the Board of Directors to implement the resolutions passed by the General Meeting in this respect, repealing the authorisation conferred by the AGM, 13th March 2009, insofar as it has not been executed.

FOUR.- Approval, for application by the Bank and its subsidiaries, of a variable-remuneration scheme in BBVA shares for 2010 and 2011, addressed to the members of the senior management, including executive directors and members of the Management committee, comprising the delivery of BBVA shares to beneficiaries.

FIVE.- Re-election of the firm to audit the accounts of Banco Bilbao Vizcaya
Argentaria, S.A. and its consolidated financial Group in 2010.

SIX.- Conferral of authority on the Board of Directors, which may in turn delegate said authority, to formalise, correct, interpret and implement the resolutions adopted by the AGM.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 02/04/2010	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized representative of BBVA